STATEMENT OF INVESTMENTS
Systematic International Equity Fund
January 31, 2007 (Unaudited)

Common Stocks--98.4%	Shares	Value ($)
Australia--7.1%		
BlueScope Steel	6,967	46,579
Computershare	1,189	8,447
CSL	450	24,232
DB RREEF Trust	30,662	41,974
GPT Group	11,033	46,808
Investa Property Group	21,711	41,592
Lion Nathan	6,506	41,882
Macquarie Bank	896	56,283
Macquarie Infrastructure Group	16,368	46,464
OneSteel	11,595	42,537
Origin Energy	7,465	52,514
Pacific Brands	19,778	42,491
Qantas Airways	10,928	45,684
QBE Insurance Group	2,500	59,721
Tabcorp Holdings	3,485	47,194
Westfield Group	3,500	60,563
Zinifex	3,300	41,976
		746,941
Austria--1.3%		
Flughafen Wien	439	43,763
Voestalpine	923	53,403
Wiener Staedtische Versicherung	601	43,896
		141,062
Belgium--2.2%		
Belgacom	1,060	47,986
Dexia	1,884	55,901
Fortis	1,889	79,311
Omega Pharma	589	47,318
		230,516
Denmark--1.9%		
AP Moller - Maersk	5	50,415
Carlsberg, Cl. B	450	45,609
Sydbank	250	12,779
Topdanmark	275 a	49,546
TrygVesta	550	45,173
		203,522
Finland--2.6%		
Elisa, Cl. A	1,635	48,108
KCI Konecranes	1,635	52,710
Nokia	1,333	29,165
Outokumpu	1,292	51,619
Rautaruukki	1,183	46,632
Sampo, Cl. A	1,900	51,820
		280,054
France--7.0%		
Accor	725	60,086
Air France-KLM	1,135	51,056
BNP Paribas	560	62,429
Bouygues	165	11,148
Business Objects	1,105 a	41,571
CNP Assurances	409	46,821
Compagnie Generale des Etablissements Michelin, Cl. B	568	51,959
Klepierre	261	46,255
Lafarge	398	60,939

Sanofi-Aventis	357	31,378
SCOR	620	16,883
Societe Generale	525	92,699
Total	1,212	81,811
Unibail	200	50,430
Vivendi	798	32,839
		738,304
Germany--5.8%		
Allianz	547	109,008
DaimlerChrysler	1,400	86,948
Deutsche Boerse	309	64,912
Deutsche Lufthansa	1,785	49,800
Deutsche Post	731	22,481
Deutsche Telekom	525	9,202
E.ON	188	25,478
MAN	79	8,310
Muenchener Rueckversicherungs	399	62,912
Salzgitter	387	49,321
Siemens	268	29,447
Suedzucker	1,737	37,778
Volkswagen	500	55,714
		611,311
Greece--.5%		
Cosmote Mobile Communications	1,559	**48,066**
Hong Kong--2.9%		
Cheung Kong Holdings	5,000	65,951
CLP Holdings	7,500	55,995
HongKong Electric Holdings	9,500	46,960
Kerry Properties	9,500	44,223
New World Development	24,000	52,556
Orient Overseas International	6,000	40,032
		305,717
Ireland--2.8%		
Bank of Ireland	2,600	58,173
C & C Group	2,900	43,005
CRH	1,500	59,167
Fyffes	20,200	28,955
Independent News & Media	11,400	45,012
Ryanair Holdings	3,300 [a]	46,744
Total Produce	20,200 [a]	18,952
		300,008
Italy--2.1%		
Benetton Group	2,260	39,080
ENI	872	28,067
Fondiaria-SAI	919	41,591
Snam Rete Gas	8,000	47,094
Telecom Italia	22,500	66,336
		222,168
Japan--19.9%		
Asahi Breweries	3,000	46,012
Canon	900	47,329
Central Glass	7,000	41,623
eAccess	42	26,226
Electric Power Development	1,100	49,375
Fuji Electric Holdings	8,000	37,631
Hitachi High-Technologies	1,500	45,217
Itochu	6,000	52,373
JFE Holdings	1,300	72,025
Kawasaki Kisen Kaisha	6,000	51,876
Kobe Steel	11,000	39,718

Konica Minolta Holdings	3,000	40,894
Kyocera	600	55,106
Kyowa Hakko Kogyo	5,000	43,685
Kyushu Electric Power	1,800	50,534
Marubeni	9,000	48,447
Mitsubishi Electric	6,000	54,311
Mitsubishi UFJ Financial Group	4	48,364
Mitsui & Co.	4,000	63,867
Mitsui Chemicals	6,000	48,447
Mitsui OSK Lines	5,000	52,008
Nichirei	7,000	38,261
Nippon Electric Glass	2,000	47,702
Nippon Mining Holdings	1,000	7,180
Nippon Steel	14,000	82,551
Nippon Yusen	7,000	53,507
Nissan Motor	1,900	23,728
Nisshin Steel	13,000	49,093
Nomura Research Institute	100	15,569
NSK	5,000	45,756
Ricoh	2,000	43,561
Sekisui Chemical	5,000	38,468
Shimachu	1,500	41,242
SUMCO	1,200	43,329
Sumitomo	3,700	57,361
Sumitomo Trust & Banking	5,000	53,458
Taiyo Yuden	1,000	19,089
Tanabe Seiyaku	3,000	40,522
Tokai Rika	1,700	42,940
Tokyo Electric Power	1,100	37,441
Tosoh	9,000	42,559
Toyota Industries	1,100	51,470
Toyota Motor	3,000	197,516
Yamaha	400	8,149
		2,095,520
Netherlands--1.5%		
ASML Holding	1,912 a	48,286
ING Groep	2,411	105,407
		153,693
New Zealand--.1%		
Vector	6,100	**11,289**
Norway--1.6%		
Tandberg	3,200	53,302
Telenor	2,900	58,755
Yara International	2,100	55,832
		167,889
Singapore--2.6%		
ComfortDelgro	21,000	24,884
DBS Group Holdings	4,000	57,295
Haw Par	2,000	9,245
Singapore Airlines	4,000	45,836
Singapore Land	4,000	22,137
Singapore Telecommunications	26,000	59,249
UOL Group	14,000	46,487
Want Want Holdings	8,000	12,000
		277,133
Spain--5.7%		
Acerinox	1,645	44,887
Banco Bilbao Vizcaya Argentaria	1,074	26,661
Banco Popular Espanol	3,000	57,389
Banco Santander Central Hispano	6,924	131,641

Corporacion Mapfre	9,129	45,681
Endesa	471	23,673
Fomento de Construcciones y Contratas	451	47,075
Iberia Lineas Aereas de Espana	11,712	48,533
Inditex	938	53,134
Indra Sistemas	1,462	35,721
Sacyr Vallehermoso	200	12,119
Sociedad General de Aguas de Barcelona, Cl. A	1,193	42,270
Telefonica	1,618	35,316
		604,100
Sweden--1.5%		
Scania, Cl. B	600	43,008
Skandinaviska Enskilda Banken, Cl. A	1,800	60,107
Ssab Svenskt Stal, Ser. B	2,200	51,457
		154,572
Switzerland--5.3%		
Credit Suisse Group	300	21,184
Geberit	30	50,663
Nestle	200	73,346
Novartis	1,200	69,014
Roche Holding	300	56,354
Swatch Group, Cl. B	200	47,464
Swiss Reinsurance	700	58,179
Swisscom	100	37,336
UBS	1,000	62,535
Zurich Financial Services	300	80,661
		556,736
United Kingdom--24.0%		
3i Group	2,446	50,718
Anglo American	338	15,704
AstraZeneca	500	27,909
Aviva	4,588	74,032
Barclays	8,133	118,286
Barratt Developments	2,115	49,134
Berkeley Group Holdings	1,311 a	38,624
BHP Billiton	4,116	76,689
BP	12,431	130,588
British Airways	4,545 a	48,036
British Land	325	10,022
Carnival	916	49,832
Enterprise Inns	3,850	48,654
Firstgroup	3,999	42,796
GlaxoSmithKline	3,139	84,212
Hanson	3,300	50,233
HBOS	4,941	107,890
HSBC Holdings	11,267	204,834
International Power	3,200	22,657
Kelda Group	2,500	45,843
Land Securities Group	1,313	55,224
Legal & General Group	18,000	54,746
Mitchells & Butlers	2,925	40,012
Next	1,301	49,938
Old Mutual	16,600	56,035
Prudential	4,950	66,739
Rio Tinto	1,592	84,950
Royal Bank of Scotland Group	3,632	145,979
Royal Dutch Shell, Cl. A	1,965	66,195
Royal Dutch Shell, Cl. B	3,291	110,346
SABMiller	2,600	58,970
Severn Trent	1,600	44,497

Taylor Woodrow	5,680	45,435
Travis Perkins	1,261	49,320
United Utilities	3,300	49,519
Vodafone Group	57,053	165,955
Whitbread	1,316	41,936
Xstrata	990	46,153
		2,528,642
Total Common Stocks		
(cost $9,918,159)		**10,377,243**

Preferred Stocks--1.4%

Germany		
Henkel	316	49,426
Porsche	41	51,664
ProSieben Sat.1 Media	1,394	46,921
Total Preferred Stocks		
(cost $134,977)		**148,011**

Total Investments (cost $10,053,136)	**99.8%**	**10,525,254**
Cash and Receivables (Net)	**.2%**	**20,200**
Net Assets	**100.0%**	**10,545,454**

a   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.